EXHIBIT 99.14

CONSENT OF CARL MICHAUD, P. ENG
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Carl Michaud
By: Carl Michaud, P. Eng.
Dated: March 18, 2025